October 28, 2016

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2015, filed May 2, 2016

File No. 001-14370

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Mr. Arakawa:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated October 14, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”). On behalf of the Company, we hereby provide the response set forth below to the comments in the Comment Letter.

Management’s Discussion and Analysis

Yanacocha

Results of Operations for the Years Ended December 31, 2015 and 2014, page 98

1. You attribute the $170 million decrease to cost applicable to sales to a $218 million decrease in operating costs, a $6 million decrease in workers’ profit participation, a $31.3 million decrease in inventory write downs, a $50 million decrease in inventory variation and a $137 million decrease in depreciation, depletion and amortization to arrive at a total decrease of $442.3 million. Please expand your disclosure to describe the movements that offset these decreases to arrive at the $170 million change in your cost applicable to sales.

The Company acknowledges the Staff's comment and has been advised by Minera Yanacocha S.R.L. ("Yanacocha"), in which the Company has a 43.65% equity interest, that Costs applicable to sales decreased by approximately US$170 million, from US$920.3 million for the year ended December 31, 2014 to US$751.7 million for the year ended December 31, 2015, as described in the period-to-period comparison of Yanacocha’s financial results in “Item 5.—Operating and Financial Review and Prospects” in the Annual Report.

The decrease of approximately US$170 million was due to the following factors: a US$137.2 million decrease in depreciation, depletion and amortization, a US$43.9 million decrease in operating costs, a US$31.4 million decrease in inventory write downs and a US$6.2 million decrease in workers’ profit participation, partially offset by a US$50.1 million decrease in inventory variation (which increases Costs applicable to sales).

The Company advises the Staff that the US$43.9 million decrease in “operating costs” noted above was incorrectly stated to be US$218.6 million in the narrative disclosure explaining the year-over-year decrease in Costs applicable to sales in “Item 5.—Operating and Financial Review and Prospects” in the Annual Report.

For purposes of detailing the factors contributing to year-over-year changes in Costs applicable to sales in the narrative disclosure of “Item 5.—Operating and Financial Review and Prospects”, Yanacocha aggregates a number of separate line items into “operating costs.” This aggregation occurs solely for the purposes of simplifying the explanation of factors contributing to the year-over-year changes in Costs applicable to sales, but is not used to derive the actual amount of Costs applicable to sales itself or for any other purpose. Operating costs were incorrectly computed to have been US$674.6 million in the prior year period (due to an arithmetical error when adding the line items comprising operating costs for the year ended December 31, 2014). The correct amount for operating costs in 2014 was US$499.9 million, instead of US$674.6 million, and, accordingly, the decrease in operating costs was US$43.9 million instead of US$218.6 million.

The Company advises the Staff that this arithmetical error did not impact the calculations of Costs applicable to sales in 2014 or 2015, or the approximately US$170 million change from 2014 to 2015, both of which were correctly disclosed in the Form 20-F.

The Company will ensure that the correct amount of aggregated operating costs for 2014 is disclosed in the narrative discussion of year-over-year changes in “Item 5.—Operating and Financial Review and Prospects” in future filings of the Form 20-F.

Report of Registered Independent Accounting Firm, Page F-102

2. The audit report states the audit of your financial statements was conducted in accordance with International Audit Standards approved for application in Peru by the Board of Deans of the Institute of Chartered Accountants of Peru. Please amend and revise to state, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Company has been advised by Yanacocha that the audit referenced in the Staff's Comment Letter was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Company will amend Form 20-F to include a revised audit report that references that the audit was conducted in accordance with PCAOB standards. The form of audit report that the Company proposes to file is attached hereto as Appendix A.

3. Please obtain and file a revised audit report which references International Financial Reporting Standards as issued by the International Accounting Standards Board consistent with your disclosure about your basis for preparation at note 2.

The Company acknowledges the Staff’s comment and will amend Form 20-F to include an audit report that references International Financial Reporting Standards as issued by the International Accounting Standards Board. As noted above, the form of audit report that the Company proposes to file is attached hereto as Appendix A.

*       *       *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5546, Trevor K. Truman at +44-20-7615-3186 or Stephanie Keats at 212-530-5128.

Sincerely,

/s/ Arnold B. Peinado, III

Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Brian McAllister

Compañía de Minas Buenaventura S.A.A.:
Carlos Gálvez
Gulnara LaRosa
Daniel Dominguez

Milbank Tweed Hadley & McCloy LLP:
Marcelo A. Mottesi
Trevor K. Truman
Stephanie Keats

Appendix A

Form of Audit Report

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lima, Peru

March 30, 2015

To the shareholders of

Minera Yanacocha S.R.L.

In our opinion, the accompanying balance sheet and the related income statements, statements of changes in shareholders’ equity and cash flows statements, present fairly, in all material respects, the financial position of Minera Yanacocha S.R.L at December 31, 2014, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ [ ]

Countersigned by

/s/ [ ]

Fernando Gaveglio

Peruvian Certified Public Accountant

Registration No. 01-019847